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                             May 14, 2020

       Paul Luongo
       General Counsel and Senior Vice President
       Fastly, Inc.
       475 Brannan St., Suite 300
       San Francisco, CA 94107

                                                        Re: Fastly, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted May 12,
2020
                                                            CIK No. 0001517413

       Dear Mr. Luongo:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo,
       Legal Branch Chief, at (202) 551-3453 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Technology
       cc:                                              Seth Gottlieb